UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tanzanian Royalty Exploration Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

87600U104
(CUSIP Number)

March 7, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y701

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,840,400 common shares issuable upon exercise of the Series A Warrants

4,017,857 common shares issuable upon exercise of the Series B Warrants

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No.	87600U104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
9.	1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No.	87600U104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,840,400 common shares issuable upon exercise of the Series A Warrants

4,017,857 common shares issuable upon exercise of the Series B Warrants

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions)

HC

CUSIP No.	87600U104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,400 common shares issuable upon exercise of the Series A Warrants 4,017,857 common shares issuable upon exercise of the Series B Warrants
9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,840,400 common shares issuable upon exercise of the Series A Warrants

4,017,857 common shares issuable upon exercise of the Series B Warrants

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.87%
12.	Type of Reporting Person (See Instructions)

IN

Item 1(a).	Name of Issuer:

Tanzanian Royalty Exploration Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

82 Richmond Street East

Toronto, Ontario

M5C 1P1

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Offices or, if none, Residence:

Item 2(c).	Citizenship:

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 23, 2018 (the “Schedule 13G”) Schedule 13G is being filed on behalf of (i) Crede CG III, Ltd., a Bermuda exempted company (“Crede CG III”), (ii) Crede Capital Group, LLC, a Delaware limited liability company (“Crede Capital”), (iii) Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and (iv) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Crede CG III, Crede Capital and Acuitas, the “Reporting Persons”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

87600U104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,858,257

(b)	Percent of class: 4.87%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,858,257 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,858,257 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2018

CREDE CG III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer